UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2013

Commission File Number: 000-51310

         XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

____________Herzliya 4614001, Israel____________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated September 16, 2013 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

Below is an English translation (from Hebrew) of an immediate report by XTL Biopharmaceuticals Ltd. as published on the Tel-Aviv Stock Exchange Ltd. according to the Israeli Security Regulations.

Definitions:

“Affiliate” – a person or an entity holding 5% or more of the Company's issued and outstanding share capital.

XTL Biopharmaceuticals Ltd. (the “Company”), in accordance with Israeli Securities Authority regulations, hereby announces that the following changes in Affiliate holdings have occurred:

Event I

Name of Affiliate: Alexander Rabinovitch

Date of change: September 15, 2013

Quoted price: 1.0597 New Israeli Shekels

Balance (quantity) previously reported: 43,132,361

Previous holding in Company shares: 18.78%

Change (quantity) in shares: -169,737

Current balance (quantity): 42,962,624

Current holding in Company shares: 18.70%

Holding in Company shares after change: Equity: 18.70%; Voting power: 19.29%

Fully diluted holding in Company shares after change: Equity: 17.00%; Voting power: 17.47%

Date and time in which the Company was informed of event: September 15, 2013 18:30 (GMT +2)

Additional information: 23,405,165 ordinary shares of the Company are held by Green Forest Holdings Ltd., a company that, to the best of the Company's knowledge, is wholly owned by Alexander and Sagit Rabinovich in equal parts.

Event II

Name of Affiliate: Alexander Rabinovitch

Date of change: September 16, 2013

Quoted price: 1.03706 New Israeli Shekels

Balance (quantity) previously reported: 42,962,624

Previous holding in Company shares: 18.70%

Change (quantity) in shares: -179,348

Current balance (quantity): 42,783,276

Current holding in Company shares: 18.63%

Holding in Company shares after change: Equity: 18.63%; Voting power: 19.21%

Fully diluted holding in Company shares after change: Equity: 16.93%; Voting power: 17.40%

Date and time in which the Company was informed of event: September 16, 2013 20:00 (GMT +2)

Additional information: 23,225,817 ordinary shares of the Company are held by Green Forest Holdings Ltd., a company that, to the best of the Company's knowledge, is wholly owned by Alexander and Sagit Rabinovich in equal parts.

About XTL Biopharmaceuticals Ltd. (“XTL”)

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of clinical unmet needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma, schizophrenia, and hepatitis C.

XTL’s lead drug candidate, rHuEPO, for the treatment of multiple myeloma blood cancer, was granted an orphan drug designation from the FDA. rHuEPO has been approved for marketing by the FDA and has for many years been sold for billions of dollars across the world for the treatment of severe anemia.

XTL holds more than 44.9% in Proteologics Ltd. (TASE: PRTL), and controls InterCure Ltd. (TASE: INCR), a company which has disrupted the $42 billion hypertension industry with the world's first FDA-cleared, OTC blood pressure treatment device, RESPeRATE® (www.resperate.com).

XTL is a public company traded on the NASDAQ Stock Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTL). XTL shares are included in the following indices: Tel-Aviv MidCap-50, Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Bluetech-50.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com, www.xtlbio.com

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: September 16, 2013	By:	/s/ David Grossman
David Grossman
Chief Executive Officer

- 6 -